Exhibit (n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 333-211845 on Form N-2 of our report dated February 22, 2023, relating to the consolidated financial statements and consolidated financial highlights of Apollo Diversified Credit Fund appearing in the Annual Report on Form N-CSR of Apollo Diversified Credit Fund for the year ended December 31, 2022, and to the references to us under the headings “Financial Highlights” and “Independent Registered Public Accounting Firm” in the Prospectuses and “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statements of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

New York, NY

April 7, 2023